UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                             FORM 12b-25             SEC
FILE NUMBER
                                                     __0-
15188______

                     NOTIFICATION OF LATE FILING
CUSIP NUMBER

__46070J106____

(Check One):  __ Form 10-K  __ Form 20-F  __ Form 11-K
_X_ Form 10-Q  __ Form N-SAR

         For Period Ended:        October 31, 1995
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
_________________________

 Read Instruction (on back page) Before Preparing Form.
                  Please Print or Type

Nothing in this form shall be construed to imply that the